Rec'd. 12/1/03

CM 12/16



03052236

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
DEC 0 1 2003
516

BB 12/16

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBF SECURITIES (USA) CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Exchange Tower, 130 King Street West, Suite 3200
(No. and Street)

Toronto, Ontario (City) CANADA (State) M5X 1J9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Alain Legris (514) 879-5380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

1, Place Ville-Marie, Suite 3000, Montrêal (Quêbec) CANADA H3B 4T9
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DZ 12/16

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBF SECURITIES (USA) CORP., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President & Chief Financial Office

Title



HÉLÈNE GIROUX
135, 005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBF SECURITIES (USA) CORP.
Table of contents


SEC MAIL PROCESSING
RECEIVED
DEC - 1 2003
WASH. D.C.
158
SECTION

Financial statements and supplemental information of

NBF SECURITIES (USA) CORP.

September 30, 2003

with Report and Supplemental Report of Independent Auditors

Deloitte & Touche, LLP
Assurance & Advisory Services
1 Place Ville-Marie
Suite 3000
Montréal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4111
www.deloitte.ca

Deloitte & Touche

Independent auditors' report

To the Stockholders of
NBF Securities (USA) Corp.

We have audited the accompanying balance sheet of NBF Securities (USA) Corp. (the "Company") as at September 30, 2003 and the related statements of earnings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the *Security Exchange Act of 1934*. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The following supplemental schedules of NBF Securities (USA) Corp. as of September 30, 2003, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the *Securities Exchange Act of 1934*:

- Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the *Securities Exchange Act of 1934*;
- Information relating to Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the *Securities Exchange Act of 1934*.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.



November 14, 2003

Deloitte
Touche
Tohmatsu

NBF SECURITIES (USA) CORP.

Balance sheet

as at September 30, 2003
(in U.S. dollars)

	$
Assets	
Cash	**249,547**
Short-term investments, at cost (Note 3)	**5,992,880**
Deposit with clearing broker	**100,000**
Amounts receivable from clients (Note 4)	**298,322**
Amounts receivable from brokers and dealers (Notes 4 and 7(a))	**740,455**
Amounts receivable from a related company (Note 7(b))	**13,591,316**
Amounts receivable - other	**118,302**
Furniture, equipment and leasehold improvements (Note 5)	**11,466**
	21,102,288
Liabilities	
Amounts payable and accrued liabilities	**1,137,536**
Amounts payable to clients (Note 4)	**1,038,777**
Amounts payable to a related company (Note 7(c))	**820,170**
Income taxes payable	**2,767,008**
	5,763,491
Stockholders' equity	
Capital stock (Note 8)	**12,566,921**
Additional paid-in capital (Note 1)	**9,682,366**
Accumulated deficit (Note 1)	**(6,910,490)**
	15,338,797
	21,102,288

Approved by the Board

....Director

....Director

NBF SECURITIES (USA) CORP.

Statement of earnings

year ended September 30, 2003
(in U.S. dollars)

	$
Revenue	
Commissions	7,680,265
Syndicate gains and fees	1,734,533
Foreign exchange gains	1,664,253
Interest	56,470
Loss on investments	(9,387)
	11,126,134
Expenses	
Compensation and fringe benefits	1,561,033
Administrative and selling	1,795,023
Depreciation of furniture, equipment and leasehold improvements	4,055
	3,360,111
Earnings before income taxes	7,766,023
Income taxes	3,188,751
Net earnings and retained earnings, end of period	4,577,272

NBF SECURITIES (USA) CORP.
Statement of changes in stockholders' equity
year ended September 30, 2003
(in U.S. dollars)

	Common stock		Preferred stock				Additional paid-in capital	Accumulated deficit	Total
			Class A		Class B				
	Shares	Amount	Shares	Amount	Shares	Amount			
		$			$	$	$	$	$
Issuance of common stock	25,010,000	160,464	-	-	-	-	-	-	160,464
Issuance of preferred stock	-	-	10	634	1,000	12,405,823	9,682,366	(11,487,762)	10,601,061
Net earnings	-	-	-	-	-	-	-	4,577,272	4,577,272
Balance at September 30, 2003	**25,010,000**	**160,464**	**10**	**634**	**1,000**	**12,405,823**	**9,682,366**	**(6,910,490)**	**15,338,797**

NBF SECURITIES (USA) CORP.
Statement of cash flows
year ended September 30, 2003
(in U.S. dollars)

	$
Operating activities	
Net earnings	4,577,272
Item not affecting cash	
Depreciation	4,055
	4,581,327
Changes in non-cash operating items	
Amounts receivable from clients	4,604,826
Amounts receivable from brokers and dealers	4,028,559
Amounts receivable from a related company	(8,357,943)
Income taxes receivable	51,026
Amounts receivable - other	346,193
Amounts payable and accrued liabilities	596,567
Amounts payable to clients	3,527
Amounts payable to brokers and dealers	(8,636,912)
Amounts payable to a related company	820,170
Income taxes payable	1,862,329
	(4,681,658)
Net cash outflow	(100,331)
Investing activities	
Purchase of furniture, equipment and leasehold improvements	(6,992)
Financing activities	
Issuance of common stock	160,464
Increase in cash and cash equivalents	53,141
Cash and cash equivalents, from January 1, 2003 reorganization (Note 1)	6,189,286
Cash and cash equivalents, end of period	6,242,427
Cash and cash equivalents comprise:	
Cash	249,547
Short-term investments	5,992,880
	6,242,427
Cash flows related to operating activities include:	
Income taxes paid	421,743

1. Incorporation and transfer of business

The Company was incorporated under the *Companies Act* (Nova Scotia) on October 8, 2002. The Company began its business activities on January 2, 2003, following the transactions described below. The Company is a registered broker dealer under the *Securities Exchange Act of 1934*.

On January 1, 2003, the Company acquired from NBC International (USA) Inc., a company ultimately under common control, all of the assets and the liabilities related to the broker dealer business (the "Property"). In exchange, the Company issued 1,000 class B preferred shares. These shares are retractable at US$12,405,823 (CDN$19,446,127) (Note 8), a price equal to the estimated fair market value of the Property.

On January 1, 2003, the Company acquired from NBC International (USA) Ltd., a company ultimately under common control, all of the assets and liabilities related to the Canadian portion of the broker-dealer business (the "Canadian Property"). In exchange, the Company issued 10 class A preferred shares. These shares are retractable at US$9,683,000 (CDN$15,265,249) (Note 8), a price equal to the estimated fair market value of the Canadian Property.

These assets and liabilities have been recorded at the book value of NBC International (USA) Inc. and NBC International (USA) Ltd. since these companies are ultimately under common control.

The net assets acquired on these transactions as at January 1, 2003 are as follows:

	$ (In U.S. dollars)
Tangible assets	
Cash and cash equivalents	6,189,286
Deposit with clearing broker	100,000
Amounts receivable from clients	4,903,148
Amounts receivable from brokers and dealers	4,769,014
Amounts receivable from a related company	5,233,373
Amounts receivable - others	464,495
Income taxes receivable	51,026
Furniture, equipment and leasehold improvements	8,529
	21,718,871
Less liabilities assumed	
Amounts payable and accrued liabilities	540,969
Amounts payable to clients	1,035,250
Amounts payable to brokers and dealers	8,636,912
Income taxes payable	904,679
Net assets acquired	10,601,061

The class A preferred shares have been recorded at their par value, totalling US$634 (CDN$1,000). The difference between the par value and the fair market value of the shares in the amount of $9,682,366, has been credited to additional paid-in capital in the stockholders' equity. Furthermore, the difference between the fair market value and the book value of the net assets acquired of US$2,751,160 (CDN$4,337,318) was debited to accumulated deficit in the amount of $6,931,840.

The class B preferred shares have been recorded at the fair market value of US$12,405,823 (CDN$19,446,127). The difference between the fair market value and the book value of the net assets acquired of US$7,849,901 (CDN$12,375,691) was debited to accumulated deficit in the amount of $4,555,922.

2. Significant accounting policies

Basis of accounting

Securities transactions are recorded on a settlement date basis with related revenue and expenses recorded on a trade date basis.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with maturities of three months or less.

Financial instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments approximates the carrying amounts presented in the financial statements except for the preferred capital stock, which is described in Note 1 and Note 8.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates. Revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates. Translation gains and losses are included in the statement of earnings.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the following methods and annual rates or periods:

Furniture	declining	20%
Computer equipment	straight-line	2 or 3 years
Leasehold improvements	straight-line	terms of leases

3. Short-term investments

The short-term investments consist of U.S. T-bills maturing within the next three months.

4. Amounts receivable from or payable to client and broker and dealer accounts

The Company monitors the credit standing of each of the customers and counterparties with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a related company.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

5. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements at cost amount to $27,080. Accumulated depreciation amounts to $15,614.

6. Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934* which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2003, the Company had net capital, as defined, of $1,616,697 which was $1,366,697 in excess of its minimum net capital of $250,000.

7. Related party transactions

(a) Included in the amounts receivable from brokers and dealers is a balance of $736,029 receivable from NBFI.

(b) The Company is subject to an operating agreement with NBFI. The transactions for the year are as follows:

Amounts charged by NBFI:

	$
Commissions on securities transactions	468,985
Operating expenses	1,072,429
	1,541,414

Amounts charged to NBFI:

Commissions on securities transactions	91,852
Operating expenses	47,769
	139,621

As at September 30, 2003, the Company had amounts receivable of $13,591,316.

7. Related party transactions (continued)

(c) The Company incurred expenses of $300,566 charged by Putnam Lovell NBF Securities Inc. ("PLNBFSI") relating to employee compensation and payouts. PLNBFSI wholly owns the Company's parent company. As at September 30, 2003, the Company had amounts payable of $820,170 to PLNBFSI.

(d) In the normal course of business, NBFI has guaranteed any indebtedness owing by the Company to an individual registered broker-dealer.

These above transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

8. Capital stock

Authorized capital stock

100,000,000 common shares without nominal or par value

100,000,000 0.5 of 1% per month non-cumulative, non-voting and non-participating, class A preferred shares having a par value of CDN$100 per share, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of class A shares, plus the dividends declared and unpaid

100,000,000 0.6 of 1% per month non-cumulative, non-voting and non-participating, class B preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of class B shares, plus the dividends declared and unpaid

100,000,000 0.7 of 1% per month non-cumulative, non-voting and non-participating, class C preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of class C shares, plus the dividends declared and unpaid

100,000,000 0.55 of 1% per month cumulative, non-voting and non-participating, class D preferred shares having a par value of CDN$100 per share, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class D shares, plus the dividends declared and unpaid

100,000,000 0.57 of 1% per month cumulative, non-voting and non-participating, class E preferred shares without nominal or par value, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of class E shares, plus the dividends declared and unpaid

8. Capital stock (continued)

		$
Issued and outstanding		
Preferred capital stock		
10	Class A preferred shares (Note 1)	**634**
1,000	Class B preferred shares (Note 1)	**12,405,823**
		12,406,457
Common capital stock		
25,010,000	Common shares	**160,464**
		12,566,921

NBF SECURITIES (USA) CORP. — Schedule I

Schedule of computation of net capital pursuant to SEC Rule 15c3-1

as at September 30, 2003
(in U.S. dollars)

	$
Net capital	
Total stockholders' equity	**15,338,797**
Non-allowable assets	**13,721,084**
Haircut on securities	**1,016**
	13,722,100
Net capital	**1,616,697**
Computation of net capital requirement under the alternative method	
Minimum net capital required (greater of 2% of Rule 15c3-3 Reserve Formula debits or $250,000 minimum dollar net capital requirement)	**250,000**
Excess net capital, 250,000 minimum	**1,366,697**

The reconciliation of the differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited September 30, 2003 Part II FOCUS filing is as follows:

Net capital as per the computation of net capital schedule included in the Company's unaudited September 30, 2003 Part II *FOCUS* report	**1,842,100**
Reclassification of balance sheet item affecting non-allowable assets	**(52,731)**
Adjustment for a transaction with a related company	
Impact on stockholders' equity	**294,008**
Impact on non-allowable assets	**(466,680)**
Net capital as per this report	**1,616,697**

NBF SECURITIES (USA) CORP.

Statement regarding SEC Rule 15c3-3

year ended September 30, 2003
(in U.S. dollars)

Schedule II

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and (ii) of that Rule.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT

Deloitte & Touche LLP
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montréal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4111
www.deloitte.ca

Deloitte & Touche

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholders of
NBF Securities (USA) Corp.

In planning and performing our audit of the financial statements and supplemental schedules of NBF Securities (USA) Corp. (the "Company") for the year ended September 30, 2003 (on which we issued our report dated November 14, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934,* we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of the internal controls or of such practice and procedures of future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



November 14, 2003

Deloitte & Touche